St. Vincent Press

VIA EDGAR

January 13, 2009

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:  St. Vincent Press, Inc.
             Withdrawal of Form S-1
             File No. 333-153395

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, St. Vincent Press, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on September 10, 2008 (SEC File No. 333-153395) along with any exhibits filed thereto (the "Registration Statement").  In addition, the Company confirms that no securities were sold with this offering.

Such withdrawal is requested, as the Company is reorganizing its capital structure due to market conditions and is negotiating to bring in a new management team.   As a result, the Company determined that it should withdraw the S-1. The Registration Statement has not been declared effective by the Commission. St. Vincent Press, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Timothy S. Orr at (509) 462-2926.

Very truly yours,

St. Vinvent Press, Inc.

By:/s/ Michael Babbitt
       Michael Babbitt
  Chief Executive Officer

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9313 NE 23rd Avenue ~ Vancouver, Washington 98655
(925) 270-7625